Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

RSC Holdings Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-4 of United Rentals, Inc. of our reports dated January 26, 2012 with respect to the consolidated balance sheets of RSC Holdings Inc. and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, stockholders’ (deficit) equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated by reference in the Prospectus included in Registration Statement No. 333-179039.

/s/ KPMG LLP

Phoenix, Arizona

April 25, 2012